PPL Corporation Two North Ninth Street Allentown, PA 18101-1179 Tel. 610.774.5151 http://www.pplweb.com/

May 9, 2013

Mr. James Allegretto
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:
PPL Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 1-11459

Dear Mr. Allegretto:

In response to your letter dated April 30, 2013 regarding the above-referenced filing, PPL Corporation (PPL) is providing the following information in response to your comments.  References to the "Company," "we," "us" and "our" in this letter are references to PPL.  Each of your comments has been reprinted in bold type and is followed by the response of PPL. Capitalized terms used and not otherwise defined in this letter are used as defined in the 2012 Form 10-K.

Combined Notes to Financial Statements, page 245

Note 1 – Summary of Significant Accounting Policies, page 245
Revenue Recognition, page 250

1.
Please tell us your basis in GAAP for recording under recoveries on WPD in the next regulatory year while providing for under recoveries in the period incurred.  In this regard, we assume the following regulatory year is the period you actually bill and collect under recoveries.  If you view under recoveries as a contingent gain, please explain in detail the contingency.  Please also advise whether the same contingencies would equally apply to over recoveries.  Please be detailed in your response including a description of how the over/under recovery mechanism operates.

As further detailed in the response below, the primary reason PPL records a liability for over-recoveries and does not recognize revenue for under-recoveries is the result of applying the accounting guidance in ASC 450, Contingencies, for over-recoveries and SEC Staff Accounting Bulletin (SAB) 13, Revenue Recognition, for under-recoveries.

The primary source of revenue for the operating companies of WPD is from the delivery of electricity to end-users on behalf of the electricity suppliers, as distribution network operators (DNOs).  The electricity suppliers, not the end-users of the electricity, are the customers of the DNOs.

DNOs are regulated under distribution licenses issued by the Office of Gas and Electricity Markets (Ofgem).  Under the current incentives-based regulatory structure, the amount of annual electricity distribution revenue a DNO is "allowed" to earn is currently set every five years (a Distribution Price Control Review (DPCR) period).  However, the amount of revenue a DNO can bill its customers is the tariff rates determined under Ofgem approved methodology applied to the amount of electricity the DNO actually delivers to the end-user for each supplier.  This can result in the amount of revenue billed in a given regulatory year (April – March) being more than (over-recovered) or less than (under-recovered) the "allowed" revenue for the current year.

Deferral of Under-Recovered Revenues
As disclosed in the Regulation section of Note 1 "Summary of Significant Accounting Policies" on page 247 of PPL's 2012 Form 10-K, WPD operates within  an incentive-based regulatory structure.  In contrast, the U.S. utility businesses operate within a cost-based regulatory structure.  WPD's structure does not meet the required criteria in the regulated operations accounting guidance contained in ASC 980, Regulated Operations, for cost-based regulated entities.   PPL's U.S. utility businesses are within the scope of ASC 980 and both under and over-recoveries are recorded by the recognition of regulatory assets and regulatory liabilities.  SAB 13 notes that if a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied.  However, in the absence of such authoritative literature, the staff will consider the existing authoritative accounting standards as well as the broad revenue recognition criteria specified in the FASB's conceptual framework that contain basic guidelines for revenue recognition.  As U.S. GAAP does not provide revenue recognition guidance for incentive-based regulated entities, we have applied the guidelines contained in SAB 13.

Under SAB 13, revenue is generally realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists
•	Delivery has occurred and services have been rendered
•	The seller's price to the buyer is fixed and determinable
•	Collectability is reasonably assured

We determined that, as it relates specifically to under-recovered revenues, persuasive evidence of an arrangement does not exist, and the price is not fixed and determinable, as set forth below:

Persuasive Evidence of an Arrangement Exists
Persuasive evidence of an arrangement between the DNOs and the suppliers is established in Distribution Connection and Use of System Agreements (DCUSA), which provide the billing and payment terms for delivery services.  However, the DCUSA does not create an enforceable obligation until the service has been provided and the amounts have been billed.  Furthermore, while a DNO's license agreement with Ofgem is intended to provide the DNO with its allowed revenues, including the recovery of under-recovered revenues, the under-recovered revenues are not billed until they are included in tariff rates in future periods.  Therefore, no arrangement exists between a DNO and its suppliers with regards to amounts that have not been billed, which would include under-recovered revenues. A DNO would have no right to collect under-recovered revenues if it ceased operations, as the DNO's only mechanism to bill and ultimately collect these revenues would be to provide service in future periods and to bill for those services using tariff rates that were adjusted to include under-recovered revenues from prior periods.

The Seller's Price to the Buyer is Fixed and Determinable
The DNO's distribution rates are set by Ofgem for each year of the five year DPCR period to recover allowed revenues.  These rates are adjusted annually effective April 1st to incorporate the previous year's over or under-recoveries so that those over or under-recoveries are reflected in the tariff rates charged in the subsequent year.  The volumes expected to be delivered in the subsequent year are forecasted and used to determine the distribution rates such that the level of over or under-recovery can be reflected in tariffs for the following regulatory year.  However, because under-recovered revenues for a given year cannot be attributed to specific suppliers, the amount of under-recovered revenues that will be billed and collected from each supplier is not determinable until those amounts are included in future billings related to future deliveries.  Until these future deliveries and billings occur, suppliers have no obligation to the DNOs related to under-recoveries from the prior year.  The amount of revenue by customer is therefore not fixed and determinable as it relates to a current period under-recovery.

Liability Recognition for Over-Recovered Revenues
Under ASC 450, an estimated loss contingency shall be accrued when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  FASB Concept Statement 6 (CON 6) defines a liability as a future sacrifice of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.  CON 6 also notes that while most liabilities are legally enforceable obligations, some liabilities "rest on equitable or constructive obligations, including some that arise in exchange transactions."  When higher than expected delivered volumes or other factors, such as sales mix, cause WPD to bill suppliers in excess of its allowed revenues and it is probable those funds will be refunded through lower rates in the following year, that creates an "equitable or constructive" obligation under the license applicable to each of the DNOs that is probable and can be reasonably estimated.  A liability is therefore recorded when WPD is in an over-recovered position in accordance with ASC 450.

Long-Lived and Intangible Assets, page 255
Asset Impairment (Excluding Investments), page 257

2.
We note that in 2011 you allocated $996 million of acquired goodwill to the Kentucky Regulated segment ($662 million) and the Kentucky Supply segment ($334 million).  You state that upon the acquisition of LKE, goodwill was recorded entirely at LG&E and KU, but was assigned for impairment testing by PPL to its reporting units expected to benefit from the acquisition.  Please tell us your basis in GAAP for recording goodwill in one reporting unit but testing it for impairment in a different one as opposed to recording the actual goodwill in the segment to which it is being evaluated for impairment.  Please also tell us the anticipated treatment of goodwill in the event the reporting unit to which goodwill was recorded is disposed of.  With respect to allocation of goodwill outside of the segments contained in the LKE acquisition, please supplementally explain to us in detail the synergistic benefit attributed to the overall de-risking of the PPL portfolio which enhanced PPL Energy Supply's credit profile.  Please explain how you quantified such benefit for purposes of allocating goodwill for impairment testing.  Please tell us whether the synergistic benefits continue to be realized by PPL Energy Supply and if not or they change, how this will affect how you test goodwill for impairment.

In Note 10 to the Financial Statements within the PPL, PPL Energy Supply, PPL Electric, LKE, LG&E and KU combined 2011 Form 10-K, PPL disclosed the purchase price allocation for its acquisition of LKE and its subsidiaries, LG&E and KU (each are separate SEC registrants).  The purchase price allocation resulted in PPL recognizing $996 million of goodwill, which was assigned to the new Kentucky Regulated segment ($662 million) and the preexisting Supply segment ($334 million) -- PPL's reporting units that were expected to benefit from the synergies of the combination.  At the time of the acquisition, PPL concluded that the following was required: 1) in accordance with ASC 350, Intangibles – Goodwill and Other, to assign goodwill to its reporting units that were expected to benefit from the synergies of the combination (even if one of the reporting units was not acquired in the transaction); and 2) in accordance with the application of Section J.1. in SAB 5, Topic 5, Miscellaneous Accounting, and ASC 805-50-S99, to push down the entire purchase price, including the entire amount of goodwill, on the balance sheets of the acquired companies (LKE, LG&E and KU) (even if a portion of the goodwill was assigned for impairment testing to a reporting unit that was not acquired in the transaction).  As a result, in that same Form 10-K, LKE and its subsidiaries, LG&E and KU, disclosed that the push-down basis of accounting was used to record PPL's fair value of assets and liabilities, as of the acquisition date, on each of their balance sheets.  The $996 million of goodwill was recorded on LKE's balance sheet and then allocated and recorded on the balance sheets of its subsidiaries ($389 million at LG&E and $607 million at KU).  Our disclosure to which you refer, "The goodwill recognized upon the acquisition of LKE, although entirely recorded at LG&E and KU, was assigned for impairment testing by PPL to its reporting units expected to benefit from the acquisition...," was intended to address both the results of push-down accounting for LKE, LG&E and KU and the application of ASC 350 for PPL.  LG&E and KU are not reporting units for PPL.  Due to the unusual nature of this accounting matter, PPL consulted with the two Big Four accounting firms that were providing audit services to us at that time.

In accordance with ASC 350-20-40-1, if PPL disposed of either the Kentucky Regulated or Supply segment in its entirety, the goodwill PPL assigned to that reporting unit would be included in the carrying amount of that reporting unit in determining the gain or loss on disposal.  If only a portion of a reporting unit was disposed of, ASC 350-20-40-3 requires that a relative fair value approach be applied to the portion disposed of versus the portion retained.

ASC 350-20-35-41 states "Goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit." Following this guidance, PPL assigned the goodwill from the acquisition to its Kentucky Regulated segment and to its Supply segment which were the reporting units expected to benefit from synergies of the combination at the time of the acquisition.  All of the other acquired assets and liabilities were assigned to the Kentucky Regulated segment.  Although no other acquired assets or liabilities were assigned to the Supply segment, the Supply segment obtained a synergistic benefit.  As PPL disclosed at the time of the acquisition, one of the benefits that PPL realized from the acquisition of LKE was that it strengthened PPL's credit profile due to the addition of vertically integrated electric utilities with relatively predictable operations and associated cash flows, thereby lowering the risk profile of PPL's overall portfolio.  The strengthening of PPL's credit profile also enhanced PPL Energy Supply's credit profile, thereby increasing the value of the Supply segment (the Supply segment is comprised primarily of PPL Energy Supply and its subsidiaries).  This enhanced credit profile has been recognized by our credit rating agencies.  For example, one of our credit rating agencies reduced its debt coverage requirements for PPL and PPL Energy Supply due to the enhanced credit profile.  PPL quantified the estimated benefit of the reduction in the level of funds from operations as a percentage of total debt (FFO/Debt) that the rating agency required for PPL and PPL Energy Supply to maintain its investment grade credit rating.  Prior to the acquisition, the FFO/Debt requirement was approximately 30%. After the acquisition it decreased to the mid to low-20% range.  This change in the FFO/Debt ratio allowed PPL Energy Supply to significantly increase leverage while maintaining its investment grade credit rating.  If PPL Energy Supply were to have similarly increased leverage without the benefit of this acquisition, the published credit metric guidance would have indicated a sub-investment grade credit rating.  The difference in credit ratings has a material impact on the costs at which PPL and PPL Energy Supply can borrow.  To quantify this impact, we adjusted the credit spread used in developing the weighted average cost of capital for the discounted cash flow (DCF) model used to calculate the fair value of the Supply segment for goodwill impairment testing.  The difference in discount rates from the change in the credit spread resulted in an approximately $334 million increase in the DCF fair value of the Supply segment.  This increase in value was a synergy achieved from the transaction that was considered goodwill and has been attributed to the Supply segment, as the reporting unit that benefitted from this improved credit profile.

In accordance with ASC 350-20-35-41, because the goodwill value has been realized at both the Kentucky Regulated and the Supply segments, the total amount of acquired goodwill may be divided among these reporting units using a methodology that is reasonable and supportable and shall be applied in a consistent manner.  ASC 350-20-35-43 states: "If goodwill is to be assigned to a reporting unit that has not been assigned any of the assets acquired or liabilities assumed in that acquisition, the amount of goodwill to be assigned to that unit might be determined by applying a "with and without" computation.  That is, the difference between the fair value of that reporting unit before the acquisition and its fair value after the acquisition represents the amount of goodwill to be assigned to that reporting unit."  PPL concluded that the application of the "with and without" approach to the Supply segment for this acquisition was appropriate.  Applying this approach resulted in $334 million of goodwill being assigned to the Supply segment based on the increase in the fair value of the Supply segment noted above.  The remaining $662 million of goodwill was assigned to the Kentucky Regulated segment.

PPL Energy Supply continues to realize the credit rating benefits achieved through PPL's acquisition of LKE.  PPL's effective "de-risking" based on a business mix that includes a higher proportion of rate-regulated businesses continues to be cited as a key consideration in current credit ratings rationale.  Even if the synergistic benefits to the Supply segment would no longer continue to be realized, the assigned goodwill would continue to be tested for impairment in the Supply segment.

Note 2 – Segment and Related Information, page 261

3.
You disclose the UK Regulated segment primarily consists of regulated electric distribution operations in the U.K. and includes operations of WPD Midlands since April 1, 2011.  We assume the UK Regulated segment also includes PPL Global, which was spun off from PPL Energy Supply in January 2011 and appears to be retroactively reflected in the UK Regulated segment.  Please tell us how PPL Global's investment in UK electric operations arose.  If by purchase, please tell us how any associated goodwill is evaluated for impairment including whether the UK Regulated segment contains two components and if so whether and why they were aggregated.

In response to the comment above, PPL modified its disclosure in the March 31, 2013 Form 10-Q to clarify that the U.K. Regulated segment includes the operations of WPD and PPL Global.

The U.K. Regulated segment, formerly the International Regulated segment, is comprised primarily of PPL Global and its subsidiaries.  The spin-off of PPL Global from PPL Energy Supply had no impact on PPL.  Ownership of PPL Global was simply transferred from one wholly-owned subsidiary of PPL to another wholly-owned subsidiary of PPL.  PPL's U.K. Regulated segment before and after the ownership transfer was also comprised primarily of PPL Global and its subsidiaries.  At the time of this spin-off in January 2011, PPL Global's primary subsidiary was WPD, a regulated electric distribution business located in the U.K.

PPL Global, through a subsidiary, acquired its controlling interest in WPD in 2002, which resulted in the recognition of goodwill that was assigned entirely to the U.K. Regulated reporting unit for impairment testing.

In April 2011, PPL Global, through a subsidiary, purchased Central Networks (renamed WPD Midlands), primarily a DNO in the Midlands region of the U.K.  As part of purchase accounting, additional goodwill was recorded.  During 2011, the operations of WPD Midlands were fully integrated with the legacy WPD business and, collectively, the DNOs are operated as one business under the WPD name.

As a result of the acquisition and WPD Midlands becoming part of the U.K. Regulated segment, PPL evaluated the reporting unit guidance under ASC 350 to assign the goodwill for impairment testing.  At the time of the acquisition, legacy WPD and WPD Midlands were assessed as separate components of the U.K. Regulated segment.  To determine whether to aggregate the components into a single reporting unit, PPL used the aggregation criteria in ASC 280, Segment Reporting, (specifically ASC 280-10-50-11) as required under ASC 350-20-35-35.

The following summarizes the factors that were considered and our conclusions.
1)
Similar financial performance – For regulated utilities, the most important performance measure that is often assessed is "return on equity."  In the U.K., all DNOs, including WPD's, are subject to the same price control review process.  As part of this process, Ofgem establishes a uniform weighted average cost of capital (WACC), a return on the regulated asset base, which is used to determine allowed revenues.  The WACC for WPD's DNOs is determined using the same cost of equity, cost of debt and leverage ratio.  As WPD Midlands has been integrated with the legacy WPD operations having the same management team, systems, operating procedures, processes, and performance targets, we expect that the two components that make up our U.K. Regulated segment will earn a similar, regulated long-term return on equity.  In addition, subsequent to completing the integration of WPD Midlands, the financial performance of WPD is managed as one component.

2)
Nature of the products and services – The nature of the services provided is identical: Both legacy WPD's and WPD Midlands' primary source of revenue is from the delivery of electricity to end-users as DNOs.

3)	Nature of the production process – This criterion is not applicable. However, the nature of the network owned and operated to provide electricity delivery services is identical.
4)
Type or class of customer for the products and services – The type and class of customer for the services provided is virtually identical. The customers for legacy WPD and WPD Midlands are electricity suppliers in the U.K.

5)	Methods used to distribute the products and services provided – See 2) and 3) above; the methods used to distribute the services provided are identical.
6)	Nature of the regulatory environment – Both legacy WPD and WPD Midlands are subject to identical regulations and are both regulated by the Ofgem.

As a result of this evaluation, PPL determined that legacy WPD and WPD Midlands met the criteria to aggregate.  Therefore, all of the goodwill for these two acquisitions has been assigned to the U.K. Regulated segment, which in its entirety represents a reporting unit.  There were no significant synergies achieved outside of the U.K. Regulated segment.

Note 5 – Income and Other Taxes, page 266

4.
There appears to be a general industry practice of disclosing to which deferred tax assets a valuation allowance relates.  Please tell us what consideration you have given to disclosing this information and how you reached your conclusion.

PPL discloses its total valuation allowances related to deferred tax assets for each balance sheet date within Note 5 "Income and Other Taxes" in accordance with ASC 740-10-50-2 and Regulation S-X §210.12-09.  In instances where a valuation allowance is adjusted during the year, PPL generally provides the jurisdiction to which changes to the valuation allowance relate within the effective tax rate reconciliation table of Note 5, along with a detailed description of the reasons for the change as additional information for the reader of the financial statements. However, PPL does not identify the individual deferred tax assets or classes of deferred tax assets within a jurisdiction to which its valuation allowance, or changes to its valuation allowance, relates. We are not aware of any consistent industry practice for disclosure of such information.

ASC 740-10-50-2 states in relevant part:

"The components of the net deferred tax liability or asset recognized in an entity's statement of financial position shall be disclosed as follow:
a.	The total of all deferred tax liabilities measured in paragraph 740-10-30-5(b)
b.	The total of all deferred tax assets measured in paragraph 740-10-30-5(c) through (d)
c.	The total valuation allowance recognized for deferred tax assets determined in paragraph 740-10-30-5(e).
The net change during the year in the total valuation allowance also shall be disclosed."

PPL believes its current disclosure is in compliance with the requirements of Regulation S-X §210.12-09 and ASC 740-10-50-2 by virtue of including the relevant details as described above.

Note 6 – Utility Rate Regulation, page 280
Regulatory Matters, page 285
Storm Costs, page 288

5.
You disclose that during 2012, PPL Electric incurred $81 million in storm-related restoration costs, but only $18.25 million was probable for insurance recoveries and $28 million was recorded as a regulatory asset and approved for deferral.  Please tell us, with a view toward disclosure, why the total amount of storm costs was not provided for in rates.

The $81 million of total 2012 storm-related restoration costs consists of $20 million of capital costs that will be recovered through future base rates, net of associated insurance proceeds, and $61 million of costs that were initially recorded in "Other operation and maintenance."  The table below provides a reconciliation from the total storm-related restoration costs incurred to the amount recorded as a regulatory asset (amounts in millions):

$81	Total storm-related restoration costs
(20)	Less: Restoration costs capitalized (to be recovered through future base rates, net of associated insurance proceeds)
61	Costs initially recorded in "Other operation and maintenance"
8	Less: Costs that are excluded from storm cost recovery per PUC commission guidelines such as straight time payroll and overheads; as these costs are assumed to be included in base rates
14	Less: Amounts recovered through insurance proceeds (Total proceeds of $18.25, net of capital portion)
11	Less: Insurance deductible (already recovered in base rates)
$28	Amounts deferred as a regulatory asset (probable of recovery as storm costs)

Per the Order P-2012-2338996 from the Pennsylvania Public Utility Commission (PAPUC), PPL was granted permission to defer, for accounting purposes, the unanticipated expenses attributable to storm damage associated with Hurricane Sandy.  The ratemaking treatment of the $28 million in costs recorded as a regulatory asset, which we believe is probable of recovery, will be addressed in a future ratemaking proceeding.

In future filings, PPL will expand its disclosure related to storm cost recovery consistent with the foregoing explanation.

PPL acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or need further clarification, please call me at (610) 774-3621.

Sincerely,

/s/ Vincent Sorgi
Vincent Sorgi
PPL Corporation
Vice President and Controller

cc:	Mr. W. H. Spence
Mr. P. A. Farr
Mr. R. J. Grey